PRESS RELEASE

Source: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. Reports on
Active Pharmaceutical Ingredient (API) Preclinical Research;
Significant HDL Increase Confirmed

Laval, Québec, CANADA – November 5, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) announced today the second preclinical research up-date on Acasti Pharma Inc. ("Acasti") drug development program.

Acasti announces the results of preclinical research designed to evaluate the safety and efficacy of its first Active Pharmaceutical Ingredient (API) drug candidate, CaPre™. The efficacy of CaPre™ on dyslipidemia was evaluated on Zucker Diabetic Fatty, a diseased rat phenotype, characterized with established type 2 diabetes, glucose intolerance and severe dyslipidemia, particularly elevated triglycerides and cholesterol. After 4, 8 and 12 weeks of chronic daily treatment with human equivalent daily dosing of 500mg and 2,500mg, CaPre™ was shown to significantly increase High Density Lipoprotein Cholesterol (HDL-C or "good cholesterol") by 40% at the lower dose and by up to 61% at higher dose after 3 months treatment in those severely affected rats.

"These results show that CaPre™ could be effectively used in patients with metabolic syndrome and /or lipid disorders which remain a currently unmet medical need" said Dr. Farhad Amiri, Associate-Director for preclinical studies at Acasti. "Acasti is well on its way in building a solid scientific background for its first drug candidate while moving toward the submission of our first IND" said Dr. Tina Sampalis, President of Acasti.

"These positive preclinical results with those previously released in other animal models repeatedly demonstrate the safety and efficacy of our API. Additional preclinical research studies are completed and more are underway that will come to further support Acasti and from NeuroBioPharm Inc. programs in the near future." added Dr. Sampalis.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
Henri Harland, CEO	Dr. Tina Sampalis, President
450-687-2262	450-687-2262
h.harland@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

# # #

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.